

OFFERING MEMORANDUM

facilitated by



Queens Head, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Queens Head, LLC
State of Organization	OR
Date of Formation	06/09/2021
Entity Type	Limited Liability Company
Street Address	1670 SE Nehalem St, Portland OR, 97202
Website Address	thequeensheadpdx.com

(B) Directors and Officers of the Company

Key Person	Daniel Bund
Position with the Company Title First Year	 Owner 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Operations Manager** (*Fulcrum Fitness, June 2019 - Oct 2021*) — Fulcrum Fitness is a small chain of personal and group training facilities. Duties included: customer service, creating and maintaining class schedule and employee shifts, facilities maintenance, ordering, HR, and tax filings and payments. • **Strategy Consultant** (*Fulcrum Fitness*, Jan 2019- June 2019)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Bund	100%

(D) The Company's Business and Business Plan

Our Story

The Queen's Head sprang of the desire to create a new space for LGBTQ+ Portlander's to gather, celebrate community and enjoy entertainment of all stripes

- Our founder, Dan, is a Native Portlander, but moved to the east coast for college and spent 12 years performing in Drag and working in Bars and Restraunts in New York City, Boston, and Cape Cod
- In 2014 Dan relocated to London where he earned an MBA while emerging himself in London culture including British pubs and British drag
- in 2015 Dan moved back home to Portland and began performing again while simultaneously founding and coaching Portland's only inclusive rugby club, The Portland Lumberjacks
- In Late 2019 Dan began the process of looking for a bar to purchase, but put these plans on hold when the pandemic began in the spring of 2020
- In Spring of 2021 Dan revived his plans and began actively looking for available bar spaces.

He found our current location in late May and began the process of incorporation and obtaining the lease on the space.

- By late summer of 2021, Dan has signed the lease on the space on SW 2nd and began applying for the necessary licenses and permits to operate.
- With permits and licenses obtained Dan began the process of hiring staff with the goal of opening in late Fall.
- With the team in place, The Queens Head Opened for business on Thursday November 4th
- By early December, The Queens Head extended its operations to five days a week with at least one event or show scheduled for each open day
- By February of 2022, The Queens Head had added a sixth day of operations and was seeing as many as 13 unique events a week.

The Team

Daniel Bund, Prime Minister

Born in Portland and raised on a farm in east Multnomah County, Daniel has 16 Years of experience in the bar and restaurant business including time in New York City, Boston, Cape Cod, and now, back home in Portland. He holds a BFA in Dramatic Writing from NYU's Tisch School of the Arts and an MBA from Cass Business school in London, UK. As a Drag performer he has performed in front of over fifty thousand people during the course of a 15 year career. He formerly served as the Head Coach of the Portland Lumberjacks rugby club. He lives in Sellwood with his dog Bebe.

Antha Hansen, Minister of Operations and Flavour

A creative in many disciplines, Chef Antha brings culinary and management experience, with the artistic chops to keep up with the bevy of artists and producers in the space. They opened their first restaurant, Sauced Taqueria & Fries while attending the University of Idaho for a BS inCommunity Organizing and Activist Arts, and spent the years after continuing training in Global South cuisines, and cafe management and consulting.

Serving the Queens Head as Minister of Operations and Flavor, they hope to cultivate an accessible, inclusive, and provocative program on and off the stage where patrons feel both challenged and welcomed-the culmination of years focusing on experiential design and intersectional activism. They couldn't be happier to be a Queer culture keeper at the Queen's Head.

Rin Kelly, Minister of Libations

Realy crew

2:57 PM (23 minutes ago)

to me

Rin Kelley moved to Portland in the summer of 2020 from northern California to start a new chapter of their life. They have a passion of comics and music but most importantly cocktails and spirits. In the past Rin has worked in Craft-cocktails for around 8 Years, and is known for smoking ingredients and lighting drinks on fire.

Kit Crosland, Minister of Entertainment

The Queen's Head Minister of Entertainment, Kit Crosland, has a Bachelor of Arts in humanities and gender studies from The Evergreen State College where he was a coxswain on the rowing team. Unfortunately, he had a very terrible art teacher so he had to take his arts education under his own advisement.

After graduation, Kit moved to Portland where he became a staple of the queer performing arts community. As his stage persona, Clare Apparently, he has been featured on season two of OutTV's Camp Wannakiki and Amazon Prime's Tammie Brown Holiday Sparkle. At The Queen's Head, Kit aims to create a welcoming stage for art and performance across genres from every corner of the queer community.

Intended Use of Funds

Here's how we plan to use your investment to grow our business:

- Upgrading our kitchen and replacing broken equipment to serve more dishes
- Renovating our interior to improve sight-lines and lighting to improve space utilisation
- Upgrading our sound equipment and stage lighting
- Buying new patio furniture and enclosing our front patio to add approximately 40 new seats outdoors
- Adding an Espresso Machine and coffee bar set-up for brunches and weekdays
- Hiring additional staff to expand our operations during the day
- Refinancing high interest debt

Our Mission

Our Mission at The Queen's Head is twofold: First and foremost we seek to be the premier venue for queer entertainment in the Pacific Northwest and beyond. Secondly, we seek to be a gathering place, community builder and safe space for the LGBTQ+ population of Oregon and Southwest Washington

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 8 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF

THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	April 29, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Equipment and renovations	$6,000	$20,000
Interior Renovations	$3,000	$6,000
Lighting upgrade	$2,000	$4,000
Patio setup and furniture	$5,000	$10,000
Stage enhancements (lighting, curtains)	$2,000	$4,000
Sound Equipment	$3,000	$3,000
Refinancing debt	$12,000	$17,000
Additional Staff and working capital	$9,000	$24,000
Espresso machine and coffee bar setup	$5,000	$6,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

–

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 10.0%[2]
Payment Deadline	2027-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.4%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 10.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	5.0%
$62,500	6.2%
$75,000	7.5%
$87,500	8.8%
$100,000	10.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Daniel Bund	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
expansion capitol	$12,800	45%	11/02/2022	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

The Queen's Head has been operating since November, 2021 and has since achieved the following milestones:

- Opened location in Portland, Oregon

- Expanded to 5 days a week of operations in December of 2021

- Expanded to 6 days of operation a week in January 2022

- Hosted an average of 12 scheduled events per week beginning in February 2022

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Queen's Head forecasts the following milestones:

- Expand of 7 days a week of operations by March 2022

- Hire for the following positions by May, 2022: Part time Security Guard (x2), part time barback (x1), part time daytime bartender/barista (x2-3)

- Open for daytime hours including brunches by May of 2022

- Achieve $530,00 revenue per year by 2022.

- Achieve $110,000 profit per year by 2023.

Other outstanding debt or equity

As of February 2022, The Queen's Head has debt of $12,800 outstanding. This debt is sourced primarily from Expansion Capital and will be senior to any investment raised on Mainvest. In addition to the The Queen's Head's outstanding debt and the debt raised on Mainvest, The Queen's Head may require additional funds from alternate sources at a later date.

Financial liquidity

The Queen's Head has a moderate liquidity position due to its medium, cash reserves as compared to debt and other liabilities. The Queen's Head expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$523,300	$627,960	$671,917	$705,513	$733,734
Cost of Goods Sold	$120,300	$144,360	$154,465	$162,188	$168,675
Gross Profit	$403,000	$483,600	$517,452	$543,325	$565,059
EXPENSES					
Rent	$72,000	$73,800	$75,645	$77,536	$79,474
Utilities	$7,200	$7,380	$7,564	$7,753	$7,946
Salaries	$132,000	$158,400	$169,487	$177,961	$185,079
Insurance	$29,000	$29,725	$30,468	$31,229	$32,009
Equipment Lease	$2,160	$2,214	$2,269	$2,325	$2,383
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
non salary wages	$109,500	$112,237	$115,042	$117,918	$120,865
Operating Profit	$38,140	$86,519	$103,320	$114,605	$122,956

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V